FILING MADE PURSUANT TO
                                                          SECURITIES ACT OF 1933
                                                      RULES 424(B)(3) AND 424(C)
                                                 REGISTRATION FILE NO. 333-26285

                         SUPPLEMENT DATED JUNE 27, 1997
                                       TO
                          PROSPECTUS DATED MAY 27, 1997
                            -------------------------

                              UNITED GROCERS, INC.
                               (Portland, Oregon)

                                 250,000 SHARES
                           COMMON STOCK, $5 PAR VALUE

                      $50,000,000 SERIES K 5% SUBORDINATED
                       REDEEMABLE CAPITAL INVESTMENT NOES
               MATURING APPROXIMATELY 10 YEARS FROM DATE OF ISSUE
                           --------------------------

                  To the extent it is inconsistent with the language set forth in the Prospectus dated May 27, 1997 (the "Prospectus"), the information in this Supplement supersedes the information set forth in the Prospectus, including without limitation: (1) the information in the last two sentences of the second paragraph on page 1; (2) the information opposite "Interest" in the section entitled "Prospectus Summary" on page 5; (3) the information opposite "Prepayment" in the section entitled "Prospectus Summary" on page 5; (4) the information under "No Obligation to Redeem Notes" and "Dependence on Key Personnel" in the section entitled "Risk Factors" on page 7; (5) the information under "No Obligation to Pay More than Stated Interest Rate" under the section entitled "Risk Factors" on pages 7 and 8; (6) the information in the first, fourth, and fifth paragraphs under "Notes Offered" in the section entitled "Introduction" on page 13; (7) the information in the fifth paragraph under "General" in the section entitled "The Company" on page 14; (8) the information under "Chief Executive Officer" in the section entitled "Recent Developments" on page 17; and (9) the information in the first paragraph under "Prepayment" in the section entitled "Description of Notes" on page 19.


INTEREST PAYABLE ON NOTES

                  Interest on the Subordinated Redeemable Capital Investment Notes ("Notes") is payable at a rate of 5% per annum. However, the board of directors of United Grocers, Inc. ("United") has voluntarily decided to pay interest at the rate of 7% per annum during the period from June 16, 1997, to September 15, 1997. On September 15, 1997, the interest rate on all Notes will revert to the stated rate of 5% per annum unless the board of directors takes further action. There can be no assurance that the interest rate on Notes after September 15, 1997, will exceed 5% per annum. The only right evidenced by the Notes is to receive timely payment of principal and interest at 5% per annum.

NOTE PREPAYMENT POLICY

                  Except upon the death of a registered holder or joint registered holder, United has no obligation to prepay any Note. Nonetheless, United's policy has been to prepay any Note upon 10 days' notice at the request of the holder. In April and May 1997, prepayments were temporarily suspended due to an unusual volume of requests. Effective June 1, United elected to continue the temporary suspension. It is United's intention to resume the voluntary prepayment policy as soon as the board of directors determines that the company's capital position is sufficient to support the policy. United may resume or discontinue the voluntary prepayment policy at any time.

CHIEF EXECUTIVE OFFICER

                  On April 18, 1997, Alan C. Jones announced his resignation as President and Chief Executive Officer of United, but continued to serve as acting President and Chief Executive Officer until May 30, 1997. Since the departure of Alan C. Jones, the management of United has been under the direction of a committee of senior management employees and guided by the board of directors. Effective June 1, 1997, Charles E. Carlbom joined United as acting President and Chief Executive Officer until United hires a permanent replacement for Alan C. Jones. On January 1, 1997, Mr. Carlbom retired from his position as President of Western Family Foods, Inc., a position he held for more than five years.